Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

June 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	William Demarest
Isaac Esquivel
Ronald E. Alper
David Link

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-4
Filed May 3, 2024
File No. 333-275871

Ladies and Gentlemen:

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 3, 2024, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4 filed May 3, 2024

Information about DevvStream, page 222

1. Staff’s comment: We note your response to comment 12. Please provide the basis for your statement that the DevvX blockchain uses one three billionth of the energy and CO2 output of Bitcoin’s blockchain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement is based on Devvio’s internal analysis, and it has removed the relevant disclosure from the Amended Registration Statement.

Devvio Blockchain, page 227

2. Staff’s comment: Please revise your disclosure to indicate that the DevvX blockchain is currently fully developed and functional for DevvStream’s needs to store all relevant data.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 228 of the Amended Registration Statement accordingly.

Devvio Agreement, page 232

3. Staff’s comment: We note from your response to comment 2 that Devvio is expected to hold a minority ownership percentage in DevvStream following the closing of the Business Combination. We also note the disclosure on page 67 that “Devvio is a Core Company Securityholder by virtue of holding 100% of the multiple voting shares and will be a significant shareholder of the Combined Company.” Please revise to clarify the apparent inconsistency. Also advise us of the approximate expected beneficial ownership percentages which will be held by Devvio in your beneficial ownership table, on page 266, following the closing of the Business Combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 68, 70, 266-268 and 279 of the Amended Registration Statement accordingly.

Information about DevvStream

Devvio Agreement, page 232

4. Staff’s comment: We note your responses to prior comments 2, 3 and 4. We also note from you disclosure on page 278 that pursuant to the Devvio Agreement, Devvio became a Core Company Securityholder along with other DevvStream directors and officers, including Tom Anderson, Sunny Trinh and Ray Quintana. Please tell us, and expand your related party disclosure to address:

•	the nature of the relationship between the DevvStream, the Core Company Securityholders and affiliates;

•	any transactions between them, however, nominal; and

•	any control relationship and the effect of such control relationship between the entities.

Refer to ASC 850-10-50.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 279 and 280 of the Amended Registration Statement accordingly. The Company respectfully advises the Staff that the Company has determined that the related party disclosure in the Amended Registration Statement complies with the requirements of Item 404 of Regulation S-K.

5. Staff’s comment: We note your responses to prior comment 4 and 5, in which you state that DevvStream does not have a relationship with the DevvE token and that DevvE is an ERC-20 token and is maintained on Ethereum. Additionally, DevvStream does not utilize the DevvE token, or any token, in connection with DevvStream’s use of the DevvX blockchain, and DevvStream blockchain does not interact with nor is it interoperable with the DevvE token, or any token. However, DevvStream will utilize DevvX and we note an April 9, 2024 statement by DevvE that indicates that DevvE is the only platform token for the DevvX Layer 1 blockchain. Please reconcile this discrepancy and elaborate further on the relationships between Devvio, DevvX and DevvE.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the DevvX blockchain is different than most blockchains, in that any application of the DevvX blockchain utilizes its own shard. Each shard maintains its own separate blockchain. A DevvX shard can therefore be thought of as a separate blockchain, and DevvX can therefore be thought of as a collection of blockchains rather than a single blockchain. No shard requires the use of DevvE. DevvStream will use its own shard to track data, and that shard will have its own blockchain. DevvStream’s shard and related blockchain will not interact with any other shard or blockchain on which DevvE is tracked.

6. Staff’s comment: Related to the comment above, we note that the fairness opinion of Evans & Evans includes a graphic on page K-5 that shows DevvStream in the center between origination and monetization in the Devvio blockchain. Please clarify what is being monetized, what is DevvStream’s role in such monetization and how is how the Devvio blockchain is being used in this process.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Devvstream will be monetizing carbon credits. DevvStream’s role is to take projects that are eligible for carbon credits through the entire process of registering, certifying, validating, and verifying the projects in order to generate the credits. DevvStream will also manage the process of monetizing the credits by selling them directly to organizations that need them or on various carbon credit exchanges. The role of the blockchain is to store and manage the data used to generate the carbon credits. There is no monetization of the blockchain whatsoever.

7. Staff’s comment: We note your response to prior comment 4 in which you state that DevvStream does not have a relationship with the DevvE token, which is issued and managed by the Forevver Association. In light of this statement, please tell us how you considered Mr. Ray Quintana’s position as CEO and President of the Forevver Association and your expectation, as disclosed on page 270, that he will serve as a Director of the New PubCo, when making this statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered Mr. Quintana’s position as CEO and President of the Forevver Association, and the expectation that he will serve as a Director of New PubCo, when making the statement that DevvStream does not have a relationship with the DevvE token. The Company believes that Mr. Quintana’s anticipated service as a Director of New PubCo, in his personal capacity, will be separate from his position as CEO and President of the Forevver Association, and such simultaneous service does not suggest that there is a relationship between DevvStream and the Forevver Association or the DevvE token. Mr. Quintana does not currently serve on the DevvStream Board as a representative of the Forevver Association, nor is he expected to serve on the New PubCo Board as a representative of the Forevver Association.

As the Company previously stated, neither DevvStream nor Devvio are involved in the issuance, sale or trading of the DevvE token, the Forevver Association is a Swiss entity with separate ownership from both DevvStream and Devvio, and neither Devvio nor DevvStream control, or are under common control with, the Forevver Association.

8. Staff’s comment: Your response to prior comment 7 indicates that ESG assets are currently tracked by traditional registries. Please clarify what is meant by “ESG assets” and whether you are referring to more than carbon credits.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to ESG assets was intended solely to include carbon credits, and the Company is not referring to more than carbon credits when referencing ESG assets.

9. Staff’s comment: Your response to prior comment 8 indicates that DevvStream will pay a royalty of 5% of all sales revenue for transactions that use the Devvio blockchain. However, the example in your response indicates that DevvStream would pay Devvio 5% of the proceeds from sale of carbon credits on traditional, third-party carbon credit registries. Please tell us what is meant by “transactions that use the Devvio blockchain.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that “transactions that use the Devvio blockchain” only refers to transactions recorded on separate registries, to the extent that the assets tracked on those separate registries have associated data used to generate the carbon credits and are tracked on the DevvStream DevvX shard. The transactions themselves are not tracked on DevvX.

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Peter Seligson, P.C. of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Enclosures
cc:	Peter Seligson, P.C. (Kirkland & Ellis LLP) Justin R. Salon (Morrison & Foerster LLP) Simon Romano (Stikeman Elliott LLP)